                                        Filed by Transpro, Inc. pursuant to Rule
                                        425 under the Securities Exchange Act of
                                        1933, as amended, and deemed filed under
                                        Rule 14a-12 of the Securities Exchange
                                        Act of 1934, as amended

                                        Subject Company: Modine Aftermarket
                                        Holdings, Inc., a wholly owned
                                        subsidiary of Modine Manufacturing
                                        Company Commission File No.: 1-13894

On May 18, 2005, Transpro, Inc. sent the following communication to its associates:

                                 [Transpro Logo]

May 18, 2005

TO:      All Transpro Associates

FROM:    Charley Johnson

SUBJECT: Merger Update

We took a significant step toward completing our merger with Modine Aftermarket by filing the initial S-4 document with the Securities and Exchange Commission
(SEC) on May 2, 2005. The S-4 filing is required because Transpro's shareholders need to vote on the merger and Transpro is issuing stock to Modine's shareholders in the transaction. The SEC's timeframe for review of the document and completion of this process cannot be determined with certainty, but we presently expect to close the merger late in the second quarter or early in the third quarter of calendar 2005, subject to customary conditions.

There has been a great deal of planning for Day 1 activities (the day Modine and
Transpro merge) and beyond. These activities include Information Technology conversions, product and facility reviews, Associate and customer communications-- to mention just a few. This planning process is important to our Associates and customers as the closing is expected to occur in the middle of our summer season, so we need to make this transition as seamless as possible for everyone.

It is clear from the planning process that our new company will offer many advantages for our customers. We will have more product lines to offer, from a wider variety of cores for industrial applications, to complete radiators for our Heavy Duty Aftermarket customers. The way we fulfill customer orders is now being enhanced by a state of the art distribution facility in Southaven, MS managed by UPS. This cost efficient operation will provide better order fill rates for our customers and better replenishment for our branches.

Transpro is close to legally finalizing the new corporate name and tag line.
This process has been very complex since it involved not only approval in the
USA but in Europe and Mexico as well. The name will be released by incorporating it into the final S-4.

Modine and Transpro management teams are continuing to finalize the organization, especially at the field sales and operations level. The final organization will be announced close to the time that the merger occurs.

It is important to note that the strengths of our new combined company, coupled with the fact this has been another soft selling season so far, may be forcing our competitors to use unprofessional tactics to attack us on a local level.
This is to be expected and we will redouble our efforts, as we always have, to insure our customers understand our position by our actions as well as our continued friendship. Remember that we often say, "We will be successful together", and that includes our customers!

Finally, continue doing business as you always have. We are approaching our peak selling months. Continue to promote, create customer contacts, and be wise in your actions. Remember that you are the representative of our company and it is always appropriate to act in our mutual best interests. There is not value for you or the company by engaging in "conjecture" or attempting to be "all knowing"
regarding the progress of the merger. Differentiate yourself with the best customer and delivery service our customers can possibly get. Make that extra effort to solve the customer's problem allowing them to make more money. When a customer makes money dealing with our company they will return again and again.
Let's be strong contributors now, and we will insure an even stronger future for our new combined company.

                                      * * *

FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Transpro's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. When used in this filing the terms "anticipate," "believe," "estimate," "expect," "may," "objective,"
"plan," "possible," "potential," "project," "will" and similar expressions identify forward-looking statements.

Due to the foregoing conditions and other factors, there can be no assurance that the transaction will be completed, or as to its ultimate timing and terms.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the possibility that the companies may be unable to obtain required corporate and regulatory approvals or to satisfy other conditions for the transaction; (2) the risk that the businesses will not be integrated successfully; (3) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer to realize than expected; (4) disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; (5) the transaction may involve unexpected costs; (6) increased competition and its effect on pricing, spending, third-party relationships and revenues; (7) the risk of new and changing regulation in the U.S. and internationally; (8) the possibility that Transpro's businesses may suffer as a result of the transaction; and (9) other uncertainties and risks beyond the control of Transpro. Additional factors that could cause Transpro's results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 10-K of Transpro, in the Quarterly Reports on
Forms 10-Q of Transpro, and Transpro's other filings with the SEC. Transpro assumes no

obligation and expressly disclaims any duty to update information contained in this filing except as required by law.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the transaction, a registration statement on Form S-4 that contains a preliminary proxy statement/prospectus-information statement regarding the proposed transaction was filed by Transpro with the SEC on May 2,
2005. Stockholders are urged to read the proxy statement/prospectus-information statement and any other relevant documents filed with the SEC because they will contain important information about Modine, Transpro and the transaction. The final proxy statement/prospectus-information statement will be mailed to stockholders of Transpro and Modine. Stockholders will be able to obtain a free copy of the proxy statement/prospectus-information statement, as well as other filings containing information about Modine and Transpro, without charge, at the
SEC's Internet site (http://www.sec.gov) and the companies' respective Internet sites at www.modine.com and www.transpro.com.

Modine, Transpro, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies in respect of the transaction. Information regarding Modine's directors and executive officers is available in its preliminary proxy statement filed with the SEC by Modine on May
13, 2005. Information regarding Transpro's directors and executive officers, as well as the interests of participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings and otherwise, is available in the proxy statement/prospectus-information statement that is a part of the registration statement on Form S-4 filed by Transpro with the SEC on May 2, 2005.